Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2006,
Commission file number: 0-15741
AB ELECTROLUX
(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: July 18, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, July 18, 2006 Page 1 of 2

Electrolux and Sharp in collaboration to develop and manufacture new innovative appliances
Electrolux and Sharp Corporation have entered a collaboration to develop a new innovative range of mid-sized frost-free refrigerators. This project is part of a broader strategic collaboration within major appliances between the two companies.
The refrigeration project started last year and includes mutual exchange of information, know-how and consumer research. In terms of product development/technical development, the two companies have built a structure of sharing tasks on product planning, production, and assessment of products.
This first project consists of joint development of six different types of environmentally friendly, energy saving small and mid-size frost-free refrigerators. Electrolux and Sharp will differentiate their own products in terms of marketing, design and features. The products will be built in Sharp’s Thailand factory and launched during the autumn of 2006.
With this achievement of collaboration in refrigeration the two companies have formed a basis to continue to leverage on the complementary strengths of each other in order to increase global competitiveness. The long-term aim is to offer consumers innovative products and to improve speed to market.
Several projects within other product categories are in pipeline. The collaboration also covers sourcing with the aim to decrease purchasing costs.
Sharp and Electrolux currently have over 100 million dollars worth of business between each other, and the amount is expected to increase.
“Our two companies have different strengths”, says Sharp President Katsuhiko Machida. “Sharp is leading one-of-a-kind technology in environment and health and Electrolux is leading in consumer research and the product development process. This combination is unique and will deliver new, exciting solutions in the major appliances area as each company leverages the strengths of the other.”
“This is a unique model of collaboration between two companies, that are partly competitors,” says Electrolux President & CEO Hans Stråberg. “We have built an openness where we in specific areas share product plans and technologies from which both companies can benefit. The collaboration is clearly in line with the innovation strategy of Electrolux.”
For more information:
Electrolux Press Hotline +46 8 657 65 07
Paul Palmstedt, VP Communications Asia Pacific, +65 6550 59 00
Sharp Corporate Public Relations Division +81 6 6625 3006 eller +81 3 3260 1870
About Sharp Corporation
Sharp Corporation is a Japan-based electronics manufacturer, founded in 1912. It takes its name from one of its founder’s inventions, the Ever-Ready Sharp mechanical pencil. Today, the Group’s principal products are consumer/information products like audio-visual and communication equipment, home appliances, information equipment, and electronic components like LSIs, LCD, solar cells, other electronic components. Net sales for the year 2005 were 2,797 billion JPY. Sharp employs 46,872 staff as group consolidated (as of the end of March, 2006). For more information, visit http://sharp-world.com

About the Electrolux Group
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees, excluding outdoor products. For more information, visit http://www.electrolux.com/press.